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Hank's Bar and Grill

5801 Nieman
Shawnee, KS 66203
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Hank's Bar and Grill is seeking investment to build a bar in grill in the heart of downtown Shawnee, KS.
Adding A Location
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THE TEAM
Eric Flanagan
Owner

Owner of Flanagan Consulting and Good Beer LLC. dba 'King G Bar and Deli' and 'Jim's Alley Bar'. Eric created, built, and operates two concepts located in the East Crossroads of Kansas City Missouri. 'King G Bar and Deli' opened in September of 2021 and 'Jim's Alley Bar' opened in November of 2022. Both concepts have been well received, and have Google reviews rating of 4.7/5 or higher. The bars combined are trending towards 3.2m Net Sales, in 2023, and closing in on +20% profit margins for the year. Eric has been an owner or GM for multiple locations for over 20 years. In addition to general management, Eric is a brewer, BJCP Certified Judge, and Certified Cicerone®.

Gus Cobb
Managing Partner

Partner of Flanagan Consulting and General Manager of 'King G Bar and Deli' and 'Jim's Alley Bar'. Gus was hired as the bar manager of King G and was tasked with building a high-quality craft cocktail program meant for a high-volume environment. His King G liquor program is the backbone of the bar and has driven sales and profit margins. In the last 3 months, King G alone has exceeded 120k per month, in liquor sales (no beer or wine), which is a testament to his program. Gus's liquor programs for both bars have exceeded 1 million dollars as of 8/1/23. He excels at menu creation, bar design, and management.

Chef (TBD)
Chef

TBD

Danielle Lehman
Marketing and Public Relations

With 17 years of experience in marketing, Danielle spent the first decade of her career working on both the agency and client side in industries including hospitality, eCommerce, software, and consumer packaged goods before launching her own consulting firm. Having worked for clients including Aramark Sports + Entertainment, Johnny Rockets, zpizza, and Yogurtland, she has built upon her experience to build a team of interdisciplinary digital experts, including brand strategists, marketers, designers, developers, and other specialists in the marketing and tech space.

Nia Richardson
Social Media

Hank's Bar Manager
Bar Manager

tbd

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HANK'S GARAGE

From the owner of King G Bar and Deli and Jim's Alley Bar, located in downtown Kansas City, MO, (and both partially funded by successful Mainvest Campaigns) comes 'Hank's Garage' located in downtown Old Shawnee.

3rd Campaign from proven owner/operator
Both previous campaigns on pace to be paid earlier than term*
Both previous campaigns led to two businesses on pace for 3.3m in Net Sales in 2023 with 20%+ profit margins*
*Previous campaigns on Mainvest tied to a different entity than this offering. Please review unique terms, risk disclosures, and details.
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CONCEPT/BRAND

Hank's is a neighborhood bar and patio, serving affordable food and drinks in an approachable, communal, environment.

The 'Hank's - Garage and Grill' brand equates to a vintage pair of Levi's 501's. Comforting, authentic, and without pretense.
'Hank's' will lean into the old auto garage location coupled with a high-finish, clean, bar and restaurant environment.
Classic logo, fonts, graphics, created by Alex Anderson studios, has hints of vintage auto and gas brands of yesteryear.
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LOCATION

Downtown Shawnee is approximately a two-block radius of charming buildings and businesses, with an epicenter at the cross streets of Nieman and Johnson Drive.

In the last few years, there has been significant investment in breweries, restaurants, and cocktail bars.
Shawnee is one of five federal 'opportunity zones'. Multiple 8-figure real estate investments, both mixed-use and apartment projects, have recently opened, or are in construction within a half-mile radius of Nieman and Johnson Drive.
Downtown Shawnee is easily accessible to neighboring towns in Johnson County and Missouri. With Shawnee Mission Pkwy a mile to the south, I 435 to the West and I 35 to the East within 5 minutes, Shawnee is in close proximity to all of South KC's major thoroughfares.
The best part of Downtown Shawnee is the authenticity. Historical buildings, eclectic businesses, and walkability. The core of downtown is not manufactured like elsewhere in Johnson County. It has the charm and history of a small town or village, with new and exciting operators building great concepts.
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FOOD AND BEVERAGE SCENE

Downtown Shawnee is home to 3 breweries, multiple food destinations, 2 acclaimed cocktail bars, and 2 long-standing dive bars, all within a 2 block radius. Multiple investments in the food and beverage scene in 2023 (see below). The time is right for our operational team to invest in Shawnee and the entertainment walkability that it hosts.

Food: McLain's Market and Bakery (2020), Pegah's Family Dining (1987), Al Chile Taco Shop (2021), and District Pour House (2023)
Cocktail Bars: Drastic Measures (2020), Wild Child (2023)
Dive Bars: Ribbon Room (2013), Betty C's (2016)
Breweries: Servaes Brewing (2019), Transport Brewing (2019), Friction Brewing (2023)
Hank's would fit two major food and beverage needs: 1. Neighborhood Bar and 2. a quality food program focusing on burgers (there isn't one).
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BEER AND LIQUOR PROGRAM.

Hank's 'Beer and Liquor Program' will be curated by Gus Cobb (King G GM, Jim's Alley Bar GM) and Eric Flanagan (BJCP Certified, Certified Cicerone)

Hank's will emphasize high-quality draft beer selected by experienced beer buyer, BJCP Certified Judge, and Certified Cicerone®, Eric Flanagan (Flanagan Consulting).
In addition, Hank's will feature budget-friendly yard beers on ice. Our beer selection will put additional emphasis on our 'ice cold can' selection.
Hank's will also feature a 'bit' can for quicker can consumption and large troughs to keep our cans on ice.
Hank's liquor program will be created and managed by Gus Cobb.
We will approach our neighboring distilleries about featuring and advertising their spirits at a low cost. Streamlined liquor offerings with 5-7 house drinks. 'Hank's' plans on using quick-pour classic cocktails.
Consistency and simplicity will be the focus. Diverse whiskey list, but limited offerings to only 'high mover' brands for all other spirits and wine.

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HANK'S FOOD PROGRAM

Hank's will feature a simple bar menu focusing on chef driven cheeseburgers with only the best quality ingredients.

Utilizing a new flat-top and fryers and focusing on burgers, Hank's will have a simple menu items consistent with the look of the bar and brand.

Concise, high quality menu, mirroring the success of 'Jim's Alley Bar', but with different products.

Chef of Hank's TBD.

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BUILDING AND DESIGN

Hank's will be designed by Eric Flanagan (King G and Jim's Alley Bar) and Richard Hu (HJM Architects).

The design will have emphasis on a 'bar-forward' concept with a high-quality food program.

Hank's will have ample sunlight and fresh air.

Hank's Building is a free standing old 6 bay auto repair shop that was repurposed for restaurant/retail by landlord Kevin Tubbesing of Stag Realty.

The tentative design will frame the patio or beer garden with two bars, the main bar located within the 'garage', and an additional repurposed storage container.

High-top tables inside with multiple TVs and nods to old auto garages. Picnic tables and drink rails outside.

'All Season's' covered patio just outside the bay doors and a beer garden constructed in the parking lot.

Drawings and Plans coming soon.....

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

General Construction $101,900

Inventory $10,900

Mainvest Compensation $7,200

Total $120,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,435,200	$1,506,960	$1,572,308	$1,641,490	$1,690,735
Cost of Goods Sold	$917,662	$916,924	$962,770	$1,005,131	$1,035,285
Gross Profit	$517,538	$590,036	$609,538	$636,359	$655,450

EXPENSES

Rent	$82,800	$86,940	$91,287	$95,851	$99,685
Notes	$99,720	$99,720	$99,720	$99,720	$99,720
Utilities	$25,980	$33,180	$33,180	$34,839	$36,232
Supplies	$31,500	$36,300	$36,300	$38,115	$39,639
Legal & Professional Fees	$8,346	$11,946	$11,946	$12,543	$13,045
Repairs & Maintenance	$10,440	$10,440	$10,440	$10,440	$10,440
Entertainment & Live Music	$3,600	$3,600	$3,600	$3,600	$3,600
Equipment	$7,200	$7,200	$7,200	$7,200	$7,200
Bookkeeping	$12,000	$12,000	$12,000	$12,000	$12,000
Insurance	$36,000	$36,000	$36,000	$36,000	$36,000
Advertising & Marketing	$10,800	$10,800	$10,800	$10,800	$10,800
Operating Profit	$189,152	$241,910	$257,065	$275,251	$287,089

This information is provided by Hank's Bar and Grill. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

Hank's Projections.xlsx

Hank's Garage -Executive Summary.docx

Investment Round Status

$120,000

TARGET

$124,000

MAXIMUM

This investment round closes on January 12th, 2024. 0 people have invested so far.

Summary of Terms
Legal Business Name Cold Beer
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.7×
Investment Multiple 1.4×
Business's Revenue Share 1.6%-1.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2029
Financial Condition
Other outstanding debt or equity

As of [11/3/23], Hank's Garage has debt of [$0] outstanding and a cash balance of [$0]. This debt is sourced primarily from [n/a] and will be senior to any investment raised on Mainvest. In addition to the Hank's Garage's outstanding debt and the debt raised on Mainvest, Hank's Garage may require additional funds from alternate sources at a later date.

Forecasted milestones

Hank's Bar and Grill forecasts the following milestones:

Secure lease in [Shawnee, KS] by [11/30/23].

Hire for the following positions by [4/1/23]: [All]

Achieve [$1.8m] revenue per year by [2025].

Achieve [$300k] profit per year by [2025].

No operating history

Hank's Bar and Grill was established in [2024]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hank's Garage to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hank's Garage operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hank's Garage competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hank's Garage's core business or the inability to compete successfully against the with other competitors could negatively affect Hank's Garage's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hank's Garage's management or vote on and/or influence any managerial decisions regarding Hank's Garage. Furthermore, if the founders or other key personnel of Hank's Garage were to leave Hank's Garage or become unable to work, Hank's Garage (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hank's Garage and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hank's Garage is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hank's Garage might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hank's Garage is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hank's Garage

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hank's Garage's financial performance or ability to continue to operate. In the event Hank's Garage ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hank's Garage nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hank's Garage will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hank's Garage is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hank's Garage will carry some insurance, Hank's Garage may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hank's Garage could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hank's Garage's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hank's Garage's management will coincide: you both want Hank's Garage to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hank's Garage to act conservative to make sure they are best equipped to repay the Note obligations, while Hank's Garage might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hank's Garage needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hank's Garage or management), which is responsible for monitoring Hank's Garage's compliance with the law. Hank's Garage will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hank's Garage is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hank's Garage fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hank's Garage, and the revenue of Hank's Garage can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hank's Garage to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Hank's Bar and Grill. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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